Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in US dollars - unaudited)

Three and six months ended June 30, 2025 and 2024

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Financial Position

As at June 30, 2025 and December 31, 2024

(Expressed in thousands of US dollars - unaudited)

	Note	June 30, 2025	December 31, 2024
ASSETS
Current assets
Cash		$33,787	$31,177
Restricted cash		460	518
Receivables - related parties	10	1,739	1,274
Other current assets		1,457	336
		37,443	33,305

Non-current assets
Exploration and evaluation assets	7	26,452	26,446
Intangible assets		1,002	943
Right of use asset		326	482
Property, plant and equipment		1,187	1,631
Investment in Aqualung	6	5,350	2,335
Investment in joint ventures	5	152,164	146,158
Financial asset - FID	11	51,421	48,138
Advances and deposits		54	58
		237,956	226,191

TOTAL ASSETS		$275,399	$259,496

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$1,818	$1,104
Accounts payable - related parties	10	4,795	4,397
Lease liability - short-term		225	271
		6,838	5,772
Non-current liabilities
Lease liabilities - long-term		109	206
Deferred income tax liabilities		24,016	24,889
Decommissioning provision		584	572
		24,709	25,667

TOTAL LIABILITIES		31,547	31,439

SHAREHOLDERS’ EQUITY
Share capital	9	254,832	235,782
Reserves	9	38,313	36,040
Accumulated deficit		(44,381)	(37,849)
Accumulated other comprehensive loss		(4,912)	(5,916)
TOTAL SHAREHOLDERS’ EQUITY		243,852	228,057
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$275,399	$259,496

Approved by the Board of Directors and authorized for issue on August 7, 2025.

"Robert Cross"	"Claudia D’Orazio"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

For the three and six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, except share and per share amounts - unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024	2025	2024
			Currency remeasurement: Note 2		Currency remeasurement: Note 2
Expenses
General and administrative		$2,321	$6,801	$4,565	$10,099
Demonstration Plant operations	8	1,137	2,009	1,992	3,475
Management and directors’ fees	10	505	1,018	982	1,508
Share-based compensation	9	1,866	570	3,286	3,251
Separation benefits		—	—	100	—
Other		6	—	12	—
Foreign exchange loss (gain)		719	(102)	721	(226)
Loss from operations		6,554	10,296	11,658	18,107
Gain on deconsolidation of subsidiaries		—	164,099	—	164,099
Interest and other income		230	128	480	280
Fair value (loss) gain on Investment in Aqualung	6	(238)	—	2,752	—
Fair value gain on financial asset - FID	11	2,542	391	3,283	391
Investment loss from Joint Ventures	5	(1,260)	(158)	(2,244)	(158)
Interest expense		(8)	(15)	(18)	(29)
Net (loss) income before income taxes		(5,288)	154,149	(7,405)	146,476
Deferred income tax benefit (expense)		306	(25,870)	873	(25,870)
Net (loss) income		(4,982)	128,279	(6,532)	120,606
Other comprehensive (loss) income
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations		984	7	1,004	(3)
Total comprehensive (loss) income		$(3,998)	$128,286	$(5,528)	$120,603

Weighted average number of common shares outstanding
Basic		196,603,088	183,647,591	194,596,722	180,935,332
Diluted		196,603,088	185,890,120	194,596,722	183,435,020
(Loss) earnings per share
Basic (loss) earnings per share		$(0.03)	$0.70	$(0.03)	$0.67
Diluted (loss) earnings per share		$(0.03)	$0.69	$(0.03)	$0.66

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Changes in Equity

For the six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars, except share amounts - unaudited)

	Note	Number of shares	Share capital	Reserves	Accumulated deficit	Accumulated other comprehensive loss	Total equity
December 31, 2023 (Currency remeasurement: Note 2)		174,278,556	$214,270	$31,946	$(128,944)	$(5,352)	$111,920
Share-based compensation		—	—	3,251	—	—	3,251
Shares issued under the ATM	9	9,186,700	12,706	—	—	—	12,706
Share issuance costs		—	(563)	—	—	—	(563)
Options exercised		450,000	879	(416)	—	—	463
Net income		—	—	—	120,606	—	120,606
Currency translation differences of foreign operations		—	—	—	—	(3)	(3)
June 30, 2024 (Currency remeasurement: Note 2)		183,915,256	$227,292	$34,781	$(8,338)	$(5,355)	$248,380
December 31, 2024		188,772,683	$235,782	$36,040	$(37,849)	$(5,916)	$228,057
Share-based compensation		—	—	3,286	—	—	3,286
Shares issued under the ATM	9	11,162,960	18,484	—	—	—	18,484
Share issuance costs		—	(447)	—	—	—	(447)
Conversion of DSUs to common shares		633,071	1,013	(1,013)	—	—	—
Net loss		—	—	—	(6,532)	—	(6,532)
Currency translation differences of foreign operations		—	—	—	—	1,004	1,004
June 30, 2025		200,568,714	$254,832	$38,313	$(44,381)	$(4,912)	$243,852

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Cash Flows

Six months ended June 30, 2025 and 2024

(Expressed in thousands of US dollars - unaudited)

		For the six months ended June 30,
	Note	2025	2024
			Currency remeasurement: Note 2
Operating activities
Net (loss) income		$(6,532)	$120,606
Add items not affecting cash
Share-based compensation	9	3,286	3,251
Deferred income tax (benefit) expense		(873)	25,870
Foreign exchange loss (gain)		735	(125)
Investment loss from Joint Ventures	5	2,244	158
Fair value gain on Investment in Aqualung	6	(2,752)	—
Fair value gain on financial asset - FID	11	(3,283)	(391)
Gain on deconsolidation of subsidiaries		—	(164,099)
Amortization		648	591
Interest expense		18	29
Other		12	—
Net changes in non-cash working capital items:
Other current assets		(1,155)	(852)
Advances and deposits		6	(15)
Accounts payable and accrued liabilities		934	2,771
Receivables – related parties		(463)	(848)
Accounts payable – related parties		135	4,000
Net cash used in operating activities		(7,040)	(9,054)
Investing activities
Joint Venture capital contributions		(8,250)	—
Exploration and evaluation assets	7	(6)	(6,022)
Proceeds received from Equinor		—	30,000
Purchase of property, plant and equipment		—	(39)
Change in restricted cash		59	(345)
Patent		(42)	—
Net cash (used in) provided by investing activities		(8,239)	23,594
Financing activities
Proceeds from issuance of shares		18,484	12,706
Exercise of options		—	463
Share issuance costs		(447)	(563)
Lease payments		(178)	(241)
Net cash provided by financing activities		17,859	12,365
Effect of exchange rates on cash		30	72
Net change in cash		2,610	26,977
Cash, beginning of period		31,177	11,690
Cash, end of period		$33,787	$38,667
Supplemental cash flow information
Non-cash investing and financing
Change in exploration and evaluation expenditures included in accounts payable		$—	$(882)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

1.
Nature of Operations

Standard Lithium Ltd. was incorporated under the laws of the Province of British Columbia on August 14, 1998, and was continued under the Canadian Business Corporations Act on December 1, 2016. Standard Lithium Ltd. and its subsidiary entities' (collectively "Standard Lithium" or the "Company") principal operations are comprised of exploration for and development of lithium brine properties in the United States of America. The Company also has significant investments in two joint venture arrangements for the exploration and evaluation of lithium brine projects and the development of production facilities. The address of the Company's corporate office and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. The Company’s common shares are listed on the TSX Venture Exchange (the "TSXV") and NYSE American, LLC under the symbol "SLI".

2.
Basis of Presentation

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the six month fiscal period ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB ("IFRS Accounting Standards").

These condensed consolidated interim financial statements do not include all disclosures required under IFRS Accounting Standards and, accordingly, should be read in conjunction with the consolidated financial statements for the six month fiscal period ended December 31, 2024 and the notes thereto.

These condensed consolidated interim financial statements have been prepared on a going concern basis.

Basis of presentation

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for financial assets and equity investments classified as fair value through profit or loss, which are stated at their fair value.

These condensed consolidated interim financial statements are presented in the United States dollar ("USD"). The functional currency of Standard Lithium is the Canadian dollar ("CAD"). For this entity, all transactions not denominated in CAD functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as foreign exchange loss (gain). Foreign currency denominated non-monetary assets and liabilities, measured at historical cost, are translated at the rate of exchange at the transaction date. The functional currency of all subsidiaries is USD. For these entities, all transactions not denominated in USD functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as foreign exchange loss (gain). Foreign currency denominated non-monetary assets and liabilities, measured at historical cost, are translated at the rate of exchange at the transaction date.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

Change in fiscal year-end

On November 18, 2024, the Company changed its fiscal year-end from June 30 to December 31. The decision to change the fiscal year-end to a calendar year-end was made to align the Company’s reporting cycle more closely with how it manages its business.

Change in presentation currency

Effective July 1, 2024, the Company changed its presentation currency from CAD to USD due to its most significant assets and liabilities being denominated in USD and for consistency with peer companies in the mining industry. This change has been applied retrospectively.

As at and for the three months ended June 30, 2024 and all prior periods, the Company's reporting currency was CAD as described in the Company’s consolidated financial statements for the six month fiscal period ended December 31, 2024. The currency remeasurement of the Company's results applied the International Accounting Standards ("IAS") transitional rules.

The amounts reported in these condensed consolidated interim financial statements for the three and six months ended June 30, 2024 have been remeasured in USD based on the average rate during the respective periods. The accounting policy used to translate equity items prior to June 30, 2024 was to use the historical rate for each equity transaction that occurred to recreate the historical amounts. As at and prior to the three months ended June 30, 2024, equity items were translated quarterly using the average exchange rate for each quarter.

Critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and contingent liabilities as at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are disclosed in Note 2 of the Company’s consolidated financial statements for the six month fiscal period ended December 31, 2024.

3.
Summary of Material Accounting Policies

The significant accounting policies as disclosed in the Company’s consolidated financial statements for the six month fiscal period ended December 31, 2024 have been applied consistently in the preparation of these condensed consolidated interim financial statements.

4.
Deconsolidation of Subsidiaries

On May 7, 2024, the Company and Equinor TDI Holdings LLC ("Equinor"), a Delaware limited liability company, entered into a membership interest purchase and sale agreement (the "Agreement"), in which Equinor acquired interests in two former Standard Lithium wholly-owned subsidiaries, one of which holds the South West Arkansas Project ("SWA Lithium") and the other holds the East Texas properties ("Texas Lithium") (collectively, the "Joint Ventures"). Pursuant to the terms of the Agreement, Equinor acquired a 45% interest in each of the former subsidiaries, and the Company retained a 55%

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

interest for an initial cash payment of $30.0 million to the Company and the commitment to invest an additional $130.0 million as follows:

•
Equinor agreed to solely fund the first $40.0 million and $20.0 million of development costs for SWA Lithium and Texas Lithium, respectively, after which all additional capital expenditures would be funded on a pro-rata basis; and
•
Standard Lithium to receive $40.0 million in milestone payments associated with SWA Lithium and $30.0 million in milestone payments associated with Texas Lithium subject to final investment decisions being made by certain dates ("FID").

The Company assessed the Agreement and determined its ownership in SWA Lithium and Texas Lithium to be joint ventures. The Agreement gives joint control over each Joint Venture as both parties are required to act together to direct relevant activities and significant decisions regarding SWA Lithium and Texas Lithium require unanimous consent from both parties. However, the Company has retained operatorship and manages day-to-day decision making. The Company deconsolidated SWA Lithium and Texas Lithium and accounted for the Company’s investment in SWA Lithium and Texas Lithium under the equity method as the deconsolidated companies are now jointly controlled under a joint venture arrangement. Under this accounting method, the Company’s initial recognition of the investment was at fair value. Subsequently, the investment will be adjusted for the Company’s share of net income or loss and contributions paid, net of any dividends or distributions received.

The following table summarizes the fair values of the proceeds received and net assets contributed at carrying value to the Joint Ventures, and gain on deconsolidation of subsidiaries recognized for the three and six months ended June 30, 2024 (in thousands):

	SWA Lithium	Texas Lithium	Total
Fair value consideration received	$15,000	$15,000	$30,000
Financial asset – FID (1)	27,718	18,977	46,695
Fair value of investment	95,008	52,015	147,023
Less: net assets	(30,116)	(29,503)	(59,619)
Gain on deconsolidation of subsidiaries	$107,610	$56,489	$164,099

(1)
The financial asset is comprised of future payments to be received by the Company in connection with the Joint Venture agreements. The receipt of these payments is contingent upon meeting certain milestones. The financial asset is accounted for at fair value. Refer to Note 11 - Financial Instruments and Financial Risk Management for further information regarding the fair value.

Standard Lithium’s investments in SWA Lithium and Texas Lithium are accounted for using the equity method.

5.
Equity Method Investment in Joint Ventures

Changes in the Company’s investment in the Joint Ventures for the six months ended June 30, 2025 are summarized as follows (in thousands):

	SWA Lithium	Texas Lithium	Total
Balance, December 31, 2024	$94,264	$51,894	$146,158
Capital contributions	8,250	—	8,250
Loss from investment in Joint Ventures	(1,849)	(395)	(2,244)
Balance, June 30, 2025	$100,665	$51,499	$152,164

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

Summarized financial information for the Company’s interest in the Joint Venture entities on a 100% basis for the three months ended June 30, 2025 are (in thousands):

	SWA Lithium	Texas Lithium	Total
Net loss	$1,855	$435	$2,290
Company’s share of net loss	$1,020	$240	$1,260

Summarized financial information for the Company’s interest in the Joint Venture entities on a 100% basis for the six months ended June 30, 2025 are (in thousands):

	SWA Lithium	Texas Lithium	Total
Net loss	$3,362	$718	$4,080
Company’s share of net loss	$1,849	$395	$2,244

Summarized financial information for the Company’s interest in the Joint Venture entities on a 100% basis for the three and six months ended June 30, 2024 are (in thousands):

	SWA Lithium	Texas Lithium	Total
Net loss	$163	$127	$290
Company’s share of net loss	$89	$69	$158

The carrying amount of the Company's investment in the Joint Ventures on a 100% basis as at June 30, 2025 is as follows (in thousands):

	SWA Lithium	Texas Lithium	Total
Current assets	$13,234	$3,421	$16,655
Non-current assets	74,507	47,809	122,316
Total assets	87,741	51,230	138,971
Current liabilities	7,324	2,693	10,017
Non-current liabilities	3	—	3
Total liabilities	7,327	2,693	10,020
Net assets	$80,414	$48,537	$128,951
Company’s share of joint ventures	44,228	26,695	70,923
Adjustments to the Company’s share of net assets(1)	56,437	24,804	81,241
Carrying amount of investment in joint ventures	$100,665	$51,499	$152,164

(1)
Adjustments to the Company's share of net assets include the impact of the initial fair value measurement on May 7, 2024 and the impact of Equinor solely funding $40.0 million and $20.0 million of capital contributions in SWA Lithium and Texas Lithium, respectively, through June 30, 2025.
6.
Investment in Aqualung

As at June 30, 2025, the Company held an equity investment in Aqualung Carbon Capture AS ("Aqualung"), a privately held entity, which is classified as a financial asset measured at fair value through profit or loss in accordance with IFRS 9, Financial Instruments. The fair value of the investment was determined using observable market-based inputs in accordance

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

with IFRS 13, Fair Value Measurement. Aqualung is engaged in the development of carbon capture technology and is based in Norway with operations in the United States. During the six months ended June 30, 2025, the Company revised its fair value estimate for its investment in Aqualung to $5.4 million to reflect an equity transaction that was completed by Aqualung. The Company recorded a fair value gain of $2.8 million during the six months ended June 30, 2025, primarily as a result of the equity transaction.

Changes in the Company's investment in Aqualung for the six months ended June 30, 2025 are as follows (in thousands):

Balance, December 31, 2024	$2,335
Effect of change in fair value	2,752
Effect of foreign exchange translation	263
Balance, June 30, 2025	$5,350

7.
Exploration and Evaluation Assets

Commercial Plant Evaluation (Lanxess 1A)

Acquisition:
Balance, December 31, 2024	$6,000
Option payments	—
Balance, June 30, 2025	$6,000
Exploration and Evaluation:
Balance, December 31, 2024	$20,446
Lanxess 1A evaluation costs	6
Balance, June 30, 2025	$20,452
Balance, December 31, 2024	$26,446
Balance, June 30, 2025	$26,452

8.
Demonstration Plant

The Company operates an industrial scale direct lithium extraction ("DLE") demonstration plant (the "Demonstration Plant") at the Lanxess Property Project location (as defined below). The Demonstration Plant operation costs are comprised of the following (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Personnel	$842	$1,265	$1,488	$2,278
Reagents	18	4	40	17
Repairs and maintenance	25	8	56	18
Supplies	204	419	302	711
Test work	6	240	9	342
Office trailer	16	27	23	44
Other	26	46	74	65
Total costs	$1,137	$2,009	$1,992	$3,475

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

9.
Share Capital

Authorized capital

The Company is authorized to issue an unlimited number of common voting shares without nominal or par value.

During the three and six months ended June 30, 2025 and 2024, the Company had the following equity transactions:

On November 17, 2023, the Company announced the establishment of an at-the-market ("ATM") equity program allowing the Company to issue and sell, up to $50 million of common shares from treasury to the public.

During the three and six months ended June 30, 2025, the Company issued a total of 6,551,590 and 11,162,960 common shares, respectively, under the ATM program at an average price of $1.72 and $1.66, respectively per share, resulting in gross proceeds of $11.3 million and $18.5 million, respectively, and net proceeds of $11.0 million and $18.0 million, respectively. This includes 82,500 common shares for which trades were executed on June 30, 2025 but settled subsequent to period end, generating gross and net proceeds of $0.2 million and $0.2 million, respectively. The related receivable is presented within Other current assets on the Company's condensed consolidated interim statements of financial position.

During the three and six months ended June 30, 2024, the Company issued a total of 1,142,500 and 9,186,700 common shares, respectively, at an average price of $1.33 and $1.38, respectively, per share, under the ATM program, providing gross proceeds of $1.6 million and $12.7 million, respectively, and net proceeds of $1.4 million and $12.1 million, respectively.

As at June 30, 2025 the Company had issued a total of 25,327,409 common shares under the ATM program for gross and net proceeds of $40.9 million and $38.7 million, respectively.

Options

The Company has a stock option plan in place which authorizes option grants to officers, directors, consultants, management and company employees enabling them to cumulatively acquire up to 10% of the issued and outstanding common stock of the Company pursuant to awards issued under the stock option plan and any other equity compensation arrangements. Under the plan, the exercise price of each option shall not be less than the price permitted by the TSXV. The options can be granted for a maximum term of 10 years and generally have a vesting period of three years.

The weighted average fair value of options granted during the six months ended June 30, 2025 and 2024 was $1.10 and $0.76 per option, respectively. The fair value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Six months ended June 30,
	2025	2024
Expected stock price volatility	108%	89%
Risk-free interest rate	4.00%	3.77%
Dividend yield	—	—
Expected life of options	5 years	5 years
Stock price on date of grant	$1.40	$1.07
Forfeiture rate	—	—

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

The following table summarizes the option activity for the six months ended June 30, 2025:

	Number of options	Weighted average exercise price
Balance at December 31, 2024	10,647,246	$2.80
Options granted	2,556,452	1.40
Options expired	(525,000)	5.83
Balance at June 30, 2025	12,678,698	$2.40

The following table summarizes options outstanding and exercisable at June 30, 2025:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.06	450,000	(1)	$1.06	450,000	$1.06
$2.66	800,000	0.55	$2.66	800,000	$2.66
$4.78	200,000	1.05	$4.78	200,000	$4.78
$4.94	200,000	1.68	$4.94	200,000	$4.94
$6.52	170,000	1.71	$6.52	170,000	$6.52
$7.45	100,000	1.78	$7.45	100,000	$7.45
$3.77	3,225,000	2.78	$3.77	3,225,000	$3.77
$3.85	200,000	2.90	$3.85	200,000	$3.85
$2.97	750,000	3.24	$2.97	416,666	$2.97
$1.07	100,000	3.80	$1.07	50,000	$1.07
$1.13	1,063,394	4.11	$1.13	—	$1.13
$1.36	2,000,000	4.17	$1.36	666,667	$1.36
$1.42	863,852	4.47	$1.42	300,000	$1.42
$1.35	1,598,853	4.74	$1.35	300,000	$1.35
$1.27	557,599	4.75	$1.27	—	$1.27
$1.78	400,000	4.98	$1.78	—	$1.78
	12,678,698	3.36	$2.40	7,078,333	$3.16
(1)
Options expired on September 4, 2023, however, due to a black-out on insider trading tied to the holder of the options, these options will remain eligible for exercise for a period of 10 business days subsequent to the lifting of the black-out.

Long-term Incentive Plan

The Company has an equity incentive plan ("Plan") in accordance with the policies of the TSXV whereby, from time to time at the discretion of the Board of Directors (the "Board"), eligible directors, officers and employees are awarded restricted share units ("RSUs"). The RSUs that are subject to, among other things, the recipient’s deferral right in accordance with the Income Tax Act (Canada) convert automatically into common shares upon vesting. In addition, the Company may issue deferred share units ("DSUs"). DSUs may be redeemed upon retirement or termination from the Company. In accordance with the Plan, the aggregate number of common shares to be issued shall not exceed 10% of the Company’s issued and outstanding common shares at any given time when combined with the aggregate number of options, RSUs and DSUs issued pursuant to the Plan and any other equity compensation arrangements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

The following table summarizes the RSU activity for the six months ended June 30, 2025:

	Number of RSUs	Weighted average grant date fair value
Balance at December 31, 2024	1,780,614	$1.18
Granted	1,463,192	1.32
Forfeited	(35,354)	1.13
Balance at June 30, 2025	3,208,452	$1.26

The following table summarizes the DSU activity for the six months ended June 30, 2025:

	Number of DSUs	Weighted average grant date fair value
Balance at December 31, 2024	2,425,609	$3.09
Granted	501,856	1.35
Conversion of DSUs to common shares	(633,071)	3.74
Balance at June 30, 2025	2,294,394	$2.53

Share-based compensation expense

Share-based compensation recorded for each type of award is as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Options	$868	$347	$1,756	$1,157
RSUs	643	—	987	—
DSUs	355	223	543	2,094
Total	$1,866	$570	$3,286	$3,251

10.
Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, which are the directors and officers of the Company.

Compensation to key management is comprised of the following (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Management and director fees(1)	$505	$1,018	$982	$1,508
Share-based compensation	1,390	262	2,563	2,017
	$1,895	$1,280	$3,545	$3,525

(1)
Management and director fees are comprised of salaries, bonuses, benefits and directors' fees included on the Company's interim condensed consolidated statement of comprehensive loss.

On June 17, 2022, the Company entered into a master service agreement (the "MSA") with Telescope Innovations Corp. ("Telescope"), a related party of the Company. Dr. Andy Robinson, President and Chief Operating Officer of the Company and Robert Mintak, former Chief Executive Officer of the Company, are both independent directors of Telescope. Under the MSA, Telescope provides various research and development services for the purpose of developing new technologies. The

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

Company incurred $6.0 thousand and $6.0 thousand related to the MSA during the three and six months ended June 30, 2025, respectively. The Company incurred $0.1 million and $0.2 million, respectively, of costs related to the MSA during the three and six months ended June 30, 2024.

The balances of related party receivables and payables as of the periods indicated are as follows (in thousands):

	June 30, 2025	December 31, 2024
Receivables – related parties
Joint Ventures(1)	$1,739	$1,274
Total	$1,739	$1,274

Accounts payable – related parties
Joint Ventures(2)	$4,000	$4,000
Management and directors(3)	795	397
Total	$4,795	$4,397
(1)
Receivables – related parties from the Joint Ventures represent receivables from SWA Lithium and Texas Lithium for reimbursement of costs paid by the Company on behalf of these entities.
(2)
Accounts payable – related parties to the Joint Ventures represents cash received from SWA Lithium and Texas Lithium and is held by the Company in a separate account and designated for working capital needs and is currently due.
(3)
Amounts due to key management personnel are non-interest bearing, unsecured and have no fixed terms of repayment.
11.
Financial Instruments and Financial Risk Management

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. In arriving at a fair value measurement, the Company uses a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. The three levels of inputs used to establish fair value are the following:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for similar items in active markets; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s policy is to recognize transfers into and out of fair value hierarchy levels at the end of the reporting period.

There were no transfers between Levels 1, 2 or 3 during the periods ended June 30, 2025 and December 31, 2024.

The following tables set forth the Company's financial assets measured at fair value by level within the fair value hierarchy for the periods indicated (in thousands):

June 30, 2025	Level 1	Level 2	Level 3	Total
Financial asset – FID(1)	$—	$—	$51,421	$51,421
Investment in Aqualung	—	—	5,350	5,350

(1)
Includes $31.0 million and $20.4 million related to SWA Lithium and Texas Lithium, respectively.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

December 31, 2024	Level 1	Level 2	Level 3	Total
Financial asset – FID(1)	$—	$—	$48,138	$48,138
Investment in Aqualung	—	—	2,335	2,335

(1)
Includes $28.4 million and $19.7 million related to SWA Lithium and Texas Lithium, respectively.

The Financial asset - FID is measured at fair value. The fair value of the financial asset was determined using a probability weighted discounted cash flow methodology which uses the S&P corporate bond yield curve based on the credit rating of the counterparty and considers the probability of the occurrence of reaching a positive final investment decision in either of the Company's Joint Ventures. During the six months ended June 30, 2025, the Company recorded a fair value gain on financial asset – FID of $3.3 million. The increase in fair value is primarily attributable to the passage of time. During the six months ended June 30, 2024, the Company recorded a fair value gain on financial asset – FID of $0.4 million.

The Company's investment in Aqualung is measured at fair value on a recurring basis. Information relating to Aqualung is considered when determining its fair value. In addition to company-specific information, the Company takes into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments. As discussed in Note 6, during the six months ended June 30, 2025, the Company recorded a fair value gain on Investment in Aqualung of $2.8 million, primarily as a result of an equity transaction that was completed by Aqualung. There was no such gain recorded during the six months ended June 30, 2024.

The Board has the overall responsibility for the establishment and oversight of the Company's risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

The Company is exposed to various risks such as interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•
maintaining sound financial condition;
•
financing operations; and
•
ensuring liquidity to all operations.

To satisfy these objectives, the Company monitors and manages these financial exposures as an integral part of its overall risk management program.

(i)
Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from cash deposits. The maximum credit risk is the total of the Company's financial assets, including cash and financial asset – FID. The Company maintains substantially all of its cash with two financial institutions. The majority of cash held with these institutions exceeds the amount of insurance provided on such deposits.

(ii)
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital (current assets less current liabilities) to try to ensure its expenditures will not exceed available resources. At June 30, 2025 and December 31, 2024, the Company had working capital of $30.6 million and $27.5 million, respectively.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(iii)
Foreign exchange risk

Foreign exchange risk is the risk that the Company's financial instruments will fluctuate in value as a result of movement in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in USD (in thousands):

	June 30, 2025	December 31, 2024
Cash	$21,528	$8,057
Investment in Aqualung	5,350	2,335
Accounts payable	44	47

At June 30, 2025, US dollar amounts were converted at a rate of USD 1.00 to CAD 1.36797. A 10% increase or decrease in the Canadian dollar relative to the US dollar would result in a change of approximately $2.2 million and $0.8 million, respectively, in the Company’s comprehensive loss for the year to date.

12.
Capital Management

The Company had $33.8 million of cash on hand as of June 30, 2025.

On May 7, 2024, the Company entered into strategic partnerships with Equinor, in which the Company received an initial cash payment of $30.0 million and a commitment by Equinor to invest up to an additional gross $130.0 million in exchange for a 45% interest in SWA Lithium and Texas Lithium ("Smackover Lithium"), respectively. Included in Equinor's commitment to provide up to $130.0 million in consideration are sole funding commitments of $60.0 million post entrance into Smackover Lithium. These sole funding contributions by Equinor were fulfilled in the second quarter of 2025.

The Company's objectives when managing capital are to safeguard the Company’s ability to pursue the exploration and development of its projects and to maintain a flexible capital structure. The Company’s current capital structure is made up of common equity, with no long term debt or revolving credit facility obligations.

As the Company is currently in the exploration and development phase, none of its financial instruments are exposed to commodity price risk; however, the Company’s ability to obtain long-term financing and its economic viability may be affected by commodity price volatility.

The Company may adjust how it manages its capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to carry out planned exploration and development of its projects and pay for administrative costs, the Company plans to spend its existing cash balance and may utilize other forms of financing.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company and its stage of development, is reasonable.

13.
Contingencies

On January 27, 2022, a putative securities class action lawsuit was filed against the Company and certain former executives in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the "Action"). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata’s motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding the Company’s LiSTR DLE technology and "final product lithium recovery percentage" at

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

its DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. The Company intends to vigorously defend against the Action. As at June 30, 2025, the Company has not recorded any provision associated with this matter, as there is no probable outcome that can be reasonably determined at this time.

14.
Subsequent Events

Subsequent to June 30, 2025, the Company issued 3,475,000 common shares at an average price of $2.62 per share under the ATM program, providing gross and net proceeds of $9.1 million and $8.9 million, respectively.